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                               December 28, 2021

       Peter H. Koch
       Chief Executive Officer
       ReoStar Energy Corp.
       87 N. Raymond Ave.
       Suite 200
       Pasadena, California 91103

                                                        Re: ReoStar Energy
Corp.
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed December 14,
2021
                                                            File No. 024-11669

       Dear Mr. Koch:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 8, 2021 letter.

       Amendment No. 2 to Offering Statement on Form 1-A

       Exhibits

   1. We refer you to prior comments 2 and 3 and reissue both comments in part. Please file as an exhibit the auditors
consent with a current date. The version re-filed as exhibit 11 continues to reflect
that it was signed in September. Also, we note that the subscription agreement filed as
exhibit 4 continues to indicate that the offering price is $0.05 per share, which was the prior
price per share. Please revise.
 Peter H. Koch
ReoStar Energy Corp.
December 28, 2021
Page 2

       You may contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 or, in his absence, Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.



FirstName LastNamePeter H. Koch                          Sincerely,
Comapany NameReoStar Energy Corp.
                                                         Division of
Corporation Finance
December 28, 2021 Page 2                                 Office of Energy &
Transportation
FirstName LastName